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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES AND EXCHANGE ACT OF 1934



                        For the date of November 5, 2002


                                CENTERPULSE LTD
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                (Translation of registrant's name into English)

                               ANDREASSTRASSE 15
                                 CH-8050 ZURICH
                                  SWITZERLAND
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                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                  No      X
              -----------                        -------------

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       .
                                      -------


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EXPLANATORY NOTE:

On November 4, 2002, Centerpulse Ltd. ("Centerpulse") issued a press release announcing the successful completion of financing for the settlement of the class action suit for U.S. hip and knee implant litigation. Centerpulse raised the necessary funds through a capital increase via a tradable preemptive rights offering, as well as via bank credit by entering into a senior facility agreement to provide an aggregate amount of up to $635 million. A copy of the press release and a summary of the terms of the senior facility agreement are attached to this report.

Centerpulse Ltd hereby incorporates this report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280 and No. 333-85388.




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CENTERPULSE LTD

                                     By:      /s/ David Wise
                                          ----------------------------------
                                          Name:    David Wise
                                          Title:   Group Vice President and
                                                   General Counsel,
                                                   Centerpulse USA Inc.



Date: November 5 , 2002



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                                 EXHIBIT INDEX


Exhibit No.       Description
-----------       ------------
99.1*             Press release dated November 4, 2002, the successful
                  completion of financing for the settlement of U.S. hip and knee implant litigation.
99.2*             Summary of senior facility agreement setting out the
                  terms of the senior credit facility in an aggregate amount of up to $635 million.

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* Filed herewith.